Computation of per share earnings from continuing operations:

Shares of Common Stock outstanding based on actual
   Hanson ordinary shares and ADSs outstanding and stock
   dividend ratio of one for every 70                                             74,408,257
Time-vested restricted shares issued to executive officers
   and key employees                                                                 728,066
Expected vesting of performance-based restricted shares
   issued to executive officers and key employees                                  1,310,556
Shares issued to the Company's non employee directors                                  4,026

Shares outstanding                                                                76,450,905

   QUARTER ENDED MARCH 31, 1997

   Net Income                20,199,000
                             ----------  = 0.26
   Shares Outstanding        76,450,905